SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MAGMA DESIGN AUTOMATION, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

559181102

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Peter S. Teshima

Corporate Vice President, Finance and Chief Financial Officer

Magma Design Automation, Inc.

1650 Technology Drive

San Jose, California 95110

(408) 565-7500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Karen K. Dreyfus, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$448,738	$17.64

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,223,830 shares of common stock of Magma Design Automation, Inc. having an aggregate value of $448,738 as of November 19, 2008 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$17.64
Form or Registration No.:	005 - 77999
Filing party:	Magma Design Automation, Inc.
Date filed:	November 20, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Magma Design Automation, Inc., a Delaware corporation (“Magma” or the “Company”), hereby amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 20, 2008 (the “Schedule TO”). The Schedule TO relates to the offer by Magma to exchange certain options to purchase up to an aggregate of 6,223,830 shares of the Company’s common stock, whether vested or unvested, that were granted with an exercise price per share above $4.00, except as otherwise described in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated November 20, 2008 (the “Offer to Exchange”), which was previously filed as Exhibit (a)(1)(A) to the Schedule TO and is incorporated herein by reference. This offer was made upon the terms and subject to the conditions set forth in the Offer to Exchange, which, as may be amended or supplemented from time to time, constitutes the “Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The Offer expired at 9:00 p.m., Pacific Time, on Thursday, December 18, 2008. This amendment is made to report the results of the Offer.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following sentences:

The Offer expired at 9:00 p.m., Pacific Time, on Thursday, December 18, 2008. A total of 653 eligible employees participated in the Offer. The Company has accepted for exchange eligible options to purchase 5,241,070 shares of the Company’s common stock. The Company has issued an aggregate of 1,754,515 restricted stock units in exchange for the options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

MAGMA DESIGN AUTOMATION, INC.

/s/ Peter S. Teshima
Peter S. Teshima
Corporate Vice President, Finance and Chief Financial Officer

Date: December 22, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated November 20, 2008.

(a)(1)(B)*	E-mail to all eligible employees from Rajeev Madhavan, dated November 20, 2008.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Withdrawal Form.

(a)(1)(E)*	Form of Confirmation E-Mail of receipt of election or withdrawal form.

(a)(1)(F)*	Form of Reminder E-Mails.

(a)(1)(G)*	Form of restricted stock unit agreement (for U.S. employees)

(a)(1)(H)*	Form of restricted stock unit agreement (for Non-U.S. employees)

(a)(1)(I)*	Presentation materials for eligible employees.

(a)(1)(J)*	E-mail to employees located in Israel.

(b)	Not applicable.

(d)(1)	Registrant’s 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, filed on May 14, 2001, File No. 333-60838).

(d)(2)	Form of Stock Option Agreement in connection with the Registrant’s 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1, filed on August 14, 2001, File No. 333-60838).

(d)(3)	Form of Amendment to Stock Option Agreement in connection with the Registrant’s 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1, filed on August 14, 2001, File No. 333-60838).

(d)(4)	Registrant’s 2001 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K, filed on June 16, 2008, File No. 000-33213).

(d)(5)	Form Notice of Grant of Stock Options and Stock Option Agreement in connection with the Registrant’s 2001 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K, filed on June 16, 2008, File No. 000-33213).

(d)(6)	Form of Notice of Stock Option Award and Stock Option Agreement (U.S. employees) for replacement options under the Registrant’s 2001 Stock Incentive Plan in connection with the Registrant’s Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 27, 2005 (as amended August 5, 2005) (incorporated herein by reference to Exhibit 99(a)(10)(A) to the Company’s Schedule TO-I, filed on August 5, 2005, File No. 000-77999).

(d)(7)	Form of Notice of Stock Option Award and Stock Option Agreement (for international employees other than those residing in China, Israel, India and the United Kingdom) for replacement options under the Registrant’s 2001 Stock Incentive Plan in connection with the Registrant’s Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 27, 2005 (as amended August 5, 2005) (incorporated herein by reference to Exhibit 99(a)(10)(B) to the Company’s Schedule TO-I, filed on August 5, 2005, File No. 000-77999).

(d)(8)	Form of Notice of Stock Option Award and Stock Option Agreement (for employees residing in China, Israel and India) for replacement options under the Registrant’s 2001 Stock Incentive Plan in connection with the Registrant’s Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 27, 2005 (as amended August 5, 2005) (incorporated herein by reference to Exhibit 99(a)(10)(C) to the Company’s Schedule TO-I, filed on August 5, 2005, File No. 000-77999).

(d)(9)	Form of Notice of Stock Option Award and Stock Option Agreement (for employees residing in the United Kingdom) for replacement options under the Registrant’s 2001 Stock Incentive Plan in connection with the Registrant’s Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 27, 2005 (as amended August 5, 2005) (incorporated herein by reference to Exhibit 99(a)(10)(D) to the Company’s Schedule TO-I, filed on August 5, 2005, File No. 000-77999).

(d)(10)*	Forms of Stock Option Agreement in connection with the Registrant’s 2001 Stock Incentive Plan (non-U.S. employees).

(d)(11)	Registrant’s 2004 Employee Inducement Award Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 30, 2006, File No. 000-33213).

(d)(12)*	Forms of Stock Option Agreement in connection with the Registrant’s 2004 Employee Inducement Award Plan.

(d)(13)	Moscape, Inc. 1997 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1, filed on May 14, 2001, File No. 333-60838).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.